                                                                     EXHIBIT 4.1

                             STOCK OPTION AGREEMENT

         STOCK OPTION AGREEMENT, dated as of June 21, 2000 (the "STOCK OPTION AGREEMENT"), between Texas Instruments Incorporated, a Delaware corporation ("PARENT"), and Burr-Brown Corporation, a Delaware corporation (the "COMPANY").

         WHEREAS, Parent, Burma Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("MERGER SUB"), and the Company are parties to that certain Agreement and Plan of Merger, dated as of the date hereof (the "MERGER AGREEMENT"), which provides, among other things, that Merger Sub, on the terms and subject to the conditions thereof, will merge with and into the Company with the Company surviving as a wholly owned subsidiary of Parent;

         WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has requested that the Company grant to Parent an option to purchase up to 11,236,702 shares of common stock, par value $0.01 per share ("COMMON STOCK") of the Company, upon the terms and subject to the conditions hereof; and

         WHEREAS, in order to induce Parent to enter into the Merger Agreement, the Company is willing to grant Parent the requested option.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

         1.       The Option; Exercise; Adjustments.

                  (a) Subject to the other terms and conditions set forth herein, the Company hereby grants to Parent an irrevocable option (the "OPTION") to purchase up to 11,236,702 shares of Common Stock (the "SHARES"). The purchase price per Share (the "PURCHASE PRICE") shall be $112.94. The Purchase Price and the number of Shares shall be subject to adjustment as provided in Section 1(c) hereof.

                  (b) Parent may exercise the Option with respect to any or all of the Option Shares at any one time or from time to time, subject to the provisions of Section 1(c) hereof, upon the occurrence of an Exercise Event (as defined below). Subject to the last sentence of this Section 1(b), the Option will terminate and be of no further force and effect upon the earliest to occur of (i) the Effective Time (as defined in the Merger Agreement), (ii) 90 days after the first occurrence of an Exercise Event, and (iii) the termination of the Merger Agreement in accordance with its terms so long as, in the case of this clause (iii), no Exercise Event has occurred or could still occur under
Section 8.5(b) of the Merger Agreement, in which case the Option will terminate on the later of (x) 90 days following the time such termination fee becomes unconditionally payable and (y) the expiration of the period in which an Exercise Event could occur pursuant to Section 8.5(b) of the Merger Agreement. "Exercise Event" means any event as a result of which Parent is unconditionally entitled to receive a termination fee pursuant to Section 8.5(b) of the Merger Agreement. Notwithstanding the termination of the Option, Parent shall be entitled to purchase the Shares with respect to which it has exercised the Option in accordance with the terms hereof prior to the termination of the Option.

                  (c) (i) In the event Parent is entitled to and wishes to exercise the Option, Parent shall send a written notice to the Company (the "STOCK EXERCISE NOTICE") specifying a date (subject to the HSR Act (as defined below)) not later than 20 business days and not earlier than three business days following the date such notice is given for the closing of such purchase and specifying the number of Shares Parent wishes to purchase.

                      (ii) In the event of any change in the number of issued and outstanding shares of Common Stock by reason of any stock dividend, stock split, split-up, recapitalization, merger (other than the Merger) or other change in the corporate or capital structure of the Company, the number of Shares subject to this Option and the purchase price per Share shall be appropriately adjusted to restore the Parent to its rights hereunder, including its right to purchase Shares representing approximately 19.9% of the common stock of the Company that is issued and outstanding on the date hereof (after giving effect to the foregoing adjustments) at an aggregate purchase price equal to the Purchase Price multiplied by 11,236,702.

                      (iii) In the event that Company shall enter into an agreement to: (A) consolidate with or merge into any person, other than Parent or one of its subsidiaries, and Company shall not be the continuing or surviving corporation of such consolidation or merger; (B) permit any person, other than Parent or one of its subsidiaries, to merge into Company and Company shall be the continuing or surviving corporation, but, in connection with such merger, the then-outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of Company or any other person or cash or any other property, or the outstanding shares of Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or (C) sell or otherwise transfer all or substantially all of its assets to any person, other than Parent or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that upon the consummation of any such transaction, and upon the terms and conditions set forth herein, Parent shall receive for each Share of Common Stock with respect to which the Option has not been exercised in an amount of consideration in the form of and equal to the per share amount of consideration that would be received by the holder of one share of Common Stock less the Purchase Price to the extent the Option is then exercisable in accordance with the terms and conditions hereof (and, in the event of an election or similar arrangement with respect to the type of consideration to be received by the holders of Common Stock, subject to the foregoing, proper provision shall be made so that the holder of the Option would have the same election or similar rights as would the holder of the number of shares of Common Stock for which the Option is then exercisable).

                  (d) At any time the Option is exercisable pursuant to the terms of Section 1(b) hereof, Parent may elect, in lieu of exercising the Option to purchase

Shares provided in Section 1(a) hereof, to send a written notice to the Company (the "CASH EXERCISE NOTICE") specifying a date not later than 20 business days and not earlier than 10 business days following the date such notice is given on which date the Company shall pay to Parent an amount in cash equal to the Spread (as hereinafter defined) multiplied by all or such portion of the Shares subject to the Option as Parent shall specify in such Cash Exercise Notice. As used herein "SPREAD" shall mean the excess, if any, over the Purchase Price of the higher of (i) if applicable, the highest price per share of Common Stock paid or proposed to be paid by any person pursuant to a definitive agreement executed by the Company with respect to an Acquisition Proposal (the "ALTERNATIVE PURCHASE PRICE") or (ii) the average closing price, for the five trading days ending on the trading day immediately preceding the date of the Cash Exercise Notice, per share of Common Stock as reported on the Nasdaq National Market (the "CLOSING PRICE"). If the Alternative Purchase Price includes any property other than cash, the Alternative Purchase Price shall be the sum of (i) the fixed cash amount, if any, included in the Alternative Purchase Price plus (ii) the fair market value of such other property. If such other property consists of securities with an existing public trading market, the average of the closing prices (or the average of the closing bid and asked prices if closing prices are unavailable) for such securities in their principal public trading market on the five trading days ending on the trading day immediately preceding the date of the Cash Exercise Notice shall be deemed to equal the fair market value of such property. If such other property consists of something other than cash or securities with an existing public trading market and, as of the payment date for the Spread, agreement on the value of such other property has not been reached between the parties hereto, the Alternative Purchase Price shall be deemed to equal the Closing Price. Upon exercise of its right to receive cash pursuant to the exercise of the Option, the obligations of the Company to deliver Shares pursuant to Section 3 shall be terminated with respect to such number of Shares for which Parent shall have elected to be paid the Spread.

         2. Conditions to Delivery of Shares. The Company's obligation to deliver Shares upon exercise of the Option is subject only to the fulfillment of the following conditions:

            (i) No preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting the delivery of the Shares shall be in effect; and

            (ii) Any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR ACT") shall have expired or been terminated; and

            (iii) All consents, approvals, orders, notifications, filings or authorizations, the failure of which to make or obtain would have the effect of making the issuance of Shares to Parent illegal ("OTHER REQUISITE CONSENTS"), shall have been made or obtained.

         3. The Closing.

            (a) Any closing hereunder shall take place on the date specified by Parent in its Stock Exercise Notice or Cash Exercise Notice, as the case may be, at such reasonable time and place as may be indicated in the Stock Exercise Notice or the Cash Exercise Notice, as applicable, or at the election of the Company at 10:00 A.M., local time, at the offices of Weil, Gotshal & Manges LLP, 100 Crescent Court, Suite 1300, Dallas, Texas, or, if the conditions set forth in Section 2(i), 2(ii) or 2(iii) have not then been satisfied, on the second business day following the satisfaction of such conditions, or at such other time and place as the parties hereto may agree (the "CLOSING DATE"). On the Closing Date, (i) in the event of a closing pursuant to Section 1(c) hereof, the Company will deliver to Parent a certificate or certificates, duly endorsed (or accompanied by duly executed stock powers), representing the Shares in the denominations designated by Parent in its Stock Exercise Notice and Parent will purchase such Shares from the Company at a cash price per Share equal to the Purchase Price or (ii) in the event of a closing pursuant to Section 1(d) hereof, the Company will deliver to Parent cash in an amount determined pursuant to Section 1(d) hereof. Any payment of cash made by Parent to the Company, or by the Company to Parent, pursuant to this Stock Option Agreement shall be made by wire transfer of immediately available funds to a bank designated by the party receiving such funds.

            (b) The certificates representing the Shares may bear an appropriate legend relating to the fact that such Shares have not been registered under the Securities Act of 1933, as amended (the "SECURITIES ACT").

            4. Representations and Warranties of the Company. The Company represents and warrants to Parent that, except as contemplated by the Merger Agreement, (a) the Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to enter into and perform this Stock Option Agreement; (b) the execution and delivery of this Stock Option Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company and this Stock Option Agreement has been duly and validly executed and delivered by a duly authorized officer of the Company and will constitute a valid and binding obligation of the Company subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; (c) the Company has taken all necessary corporate action to authorize and reserve the Shares issuable upon exercise of the Option and the Shares, when issued and delivered by the Company upon exercise of the Option, will be duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights; (d) except as otherwise required by the HSR Act or for the Other Requisite Consents, the execution and delivery of this Stock Option Agreement by the Company and the consummation by it of the transactions contemplated hereby do not require the consent, waiver, approval or authorization of or any filing with any person or public authority and will not violate, result in a breach of or the acceleration of any obligation under, or constitute a default under, any provision of any charter or bylaw, indenture, mortgage, lien, lease, agreement, contract, instrument, order, law, rule, regulation, judgment, ordinance, or decree, or restriction by which the Company or any of its subsidiaries or any of their respective properties or assets is bound, except where the failure to obtain such consent, waiver, approval or authorization or make such filing, or where such breach, acceleration or default, is not reasonably expected to have a Material Adverse Effect (as defined in the Merger Agreement) on the Company and its subsidiaries taken as a whole or on the ability of the Company to consummate the transactions contemplated hereby; and (e) the board of directors of the Company has taken all action required so that the restrictions contained in Section 203 of the DGCL applicable to a "business combination" (as defined in DGCL Section 203) will not apply to the execution, delivery, or performance of this Agreement or the consummation of the transactions contemplated by hereby.

                  5. Representations and Warranties of the Parent. Parent represents and warrants to the Company that (a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to enter into and perform this Stock Option Agreement; (b) the execution and delivery of this Stock Option Agreement by Parent and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and this Stock Option Agreement has been duly and validly executed and delivered by a duly authorized officer of Parent and will constitute a valid and binding obligation of Parent enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and (c) Parent is acquiring the Option and, if and when it exercises the Option, will be acquiring the Shares issuable upon the exercise thereof for its own account and not with a view to distribution or resale in any manner which would be in violation of the Securities Act.

                  6. Listing of Shares; HSR Act Filings; Governmental Consents. Subject to applicable law and the rules and regulations of the Nasdaq National Market (or any other national securities exchange or quotation system on which the Common Stock is then listed) (as applicable, the "STOCK EXCHANGE"), when the Option becomes exercisable hereunder, the Company will promptly file an application to list the Shares on the Stock Exchange and will use all reasonable efforts to effect all necessary filings by the Company under the HSR Act. Each of the parties hereto will use all reasonable efforts to obtain consents of all third parties and governmental authorities (including any Other Requisite Consents), if any, necessary to the consummation of the transactions contemplated hereby.

                  7. Registration Rights.

                     (a) In the event that Parent shall desire to sell any of the Shares within two years after the purchase of such Shares pursuant hereto, and such sale requires, in the reasonable opinion of counsel to Parent, registration of such Shares under the Securities Act, the Company will cooperate with Parent and any underwriters in registering such Shares for resale, including, without limitation, promptly filing a registration statement which complies with the requirements of applicable federal and state securities laws, entering into an underwriting agreement with such underwriters upon such terms and conditions as are customarily contained in underwriting agreements with respect to secondary distributions; provided that the Company shall not be required to have declared effective more than two registration statements hereunder and shall be entitled to delay the filing or effectiveness of any registration statement for up to 120 days if the offering would, in the good faith judgment of the Board of Directors of the Company, require premature disclosure of any material corporate development or otherwise interfere with or adversely affect any pending or proposed offering of securities of the Company or any other material transaction involving the Company. Parent shall use its reasonable efforts to cause, and to cause any underwriters of any sale or disposition to cause, any sale or disposition pursuant to such registration statement to be effected on a widely disseminated basis so that upon consummation thereof no purchaser or transferee will own beneficially more than 2.0% of the then outstanding voting power of the Company.

                     (b) If the Common Stock is registered pursuant to the provisions of this Section 7, the Company agrees (i) to furnish copies of the registration statement and the prospectus relating to the Shares covered thereby in such numbers as Parent may from time to time reasonably request and (ii) if any event shall occur as a result of which it becomes necessary to amend or supplement any registration statement or prospectus, to prepare and file under the applicable securities laws such amendments and supplements as may be necessary to keep available for at least 90 days a prospectus covering the Common Stock meeting the requirements of such securities laws, and to furnish Parent such numbers of copies of the registration statement and prospectus as amended or supplemented as may reasonably be requested. Parent will provide information reasonably requested by the Company for inclusion in any registration statement to be filed pursuant to this Section 7. The Company shall bear all costs of the registration, including, but not limited to, all registration and filing fees, printing expenses, and fees and disbursements of counsel and accountants for the Company, except that Parent shall pay the fees and disbursements of its counsel, and the underwriting fees and selling commissions applicable to the Shares sold by Parent. In connection with any registration pursuant to this Section 7, Parent and the Company shall provide each other and each underwriter of the offering with customary representations, warranties and covenants, including indemnification and contribution. If a requested registration pursuant to this Section 7 involves an underwritten offering, the underwriter or underwriters thereof shall be a nationally recognized firm or firms selected by the Company, which firm or firms shall be reasonably satisfactory to Parent.

         8. Expenses. Each party hereto shall pay its own expenses incurred in connection with this Stock Option Agreement.

         9. Specific Performance. The Company acknowledges that if the Company fails to perform any of its obligations under this Stock Option Agreement immediate and irreparable harm or injury would be caused to Parent for which money damages would not be an adequate remedy. In such event, the Company agrees that Parent shall have the right, in addition to any other rights it may have, to specific performance of this Stock Option Agreement. Accordingly, if Parent should institute an action or proceeding seeking specific enforcement of the provisions hereof, the Company hereby waives the claim or defense that Parent has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists. The Company further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.

         10. Profit Limitation.

             (a) Notwithstanding any other provision of this Stock Option Agreement, in no event shall Parent's Total Profit (as hereinafter defined) exceed $255,090,070 and, if it otherwise would exceed such amount, Parent, at its sole election, shall either (a) deliver to the Company for cancellation Shares previously purchased by Parent, (b) pay cash to the Company or (c) undertake any combination thereof, so that Parent's Total Profit shall not exceed $255,090,070 after taking into account the foregoing actions.

             (b) Notwithstanding any other provision of this Stock Option Agreement, this Option may not be exercised for a number of Shares as would, as of the date of the Stock Exercise Notice, result in a Notional Total Profit (as defined below) of more than $255,090,070 and, if exercise of the Option otherwise would exceed such amount, Parent, at its discretion, may increase the Purchase Price for that number of Shares set forth in the Stock Exercise Notice so that the Notional Total Profit shall not exceed $255,090,070; provided, however, that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any subsequent date at the Purchase Price set forth in
Section 1(a) hereof.

             (c) As used herein, the term "TOTAL PROFIT" shall mean the aggregate amount (before taxes) of the following: (i) the amount of cash received by Parent pursuant to Section 1(d), (ii) (x) the cash amounts or the fair market value of any property received by Parent pursuant to the sale of Shares (or any other securities into which such Shares are converted or exchanged), less (y) Parent's Purchase Price for such Shares, and (iii) any fees received pursuant to Section 8.5(b) of the Merger Agreement.

             (d) As used herein, the term "NOTIONAL TOTAL PROFIT" with respect to any number of Shares as to which Parent may propose to exercise this Option shall be the Total Profit determined as of the date of the Stock Exercise Notice assuming that this Option were exercised on such date for such number of Shares and assuming that such Shares, together with all other Shares held by Parent and its affiliates as of such date, were sold for cash at the closing market price for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

         11. Transfers. The Shares may not be sold, assigned, transferred, or otherwise disposed of except (i) in an underwritten public offering as provided in Section 7 hereof or (ii) to any purchaser or transferee who, to Parent's knowledge, would immediately following such sale, assignment, transfer or disposal, beneficially own more than 2.0% of the then outstanding voting power of the Company; provided, however, that

Parent shall be permitted to sell any Shares if such sale is made pursuant to a tender or exchange offer.

         12. Notice. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been fully given if
(i) delivered personally; (ii) sent by certified or registered mail, return receipt requested; (iii) sent by overnight courier for delivery on the next business day; or (iv) sent by confirmed facsimile, provided that a hard copy of all such materials is thereafter sent within 24 hours in the manner described in clauses (i), (ii) or (iii), to the parties at the following addresses or at such other addresses as shall be specified by the parties by like notice:

                  If to Parent:

                           Texas Instruments Incorporated
                           7839 Churchill Way, M/S 3995
                           Dallas, Texas  75251

                                     -  or  -

                           P.O. Box 650311, M/S 3995
                           Dallas, Texas  75265
                           Attention:  Charles D. Tobin
                           Facsimile No.:  (972) 917-3804

                  With copies to:

                           Texas Instruments Incorporated
                           12500 TI Boulevard, M/S 8658
                           Dallas, Texas  75243

                                     -  or  -

                           P.O. Box 660199, M/S 8658
                           Dallas, Texas  75266
                           Attention:  Joseph F. Hubach, Esq.
                           Facsimile No.:  (972) 480-5061

                                    and

                           Weil, Gotshal & Manges LLP
                           100 Crescent Court, Suite 1300
                           Dallas, Texas  75201
                           Attention:  R. Scott Cohen
                           Facsimile No.:  (214) 746-7777

                  If to the Company:

                           Burr-Brown Corporation
                           6730 South Tucson Boulevard
                           Tucson, Arizona  85706
                           Attention:  Syrus P. Madavi
                           Facsimile No.:  (520) 746-7279

                  With a copy to:

                           Snell & Wilmer, L.L.P.
                           One Arizona Center
                           Phoenix, Arizona 85004-2202
                           Attention:  Steven D. Pidgeon, Esq.
                           Facsimile No.:  (602) 382-6070

         Notices provided in accordance with this Section 12 shall be deemed delivered (i) on the date of personal delivery, (ii) four business days after deposit in the mail, (ii) one business day after delivery to an overnight courier, or (iv) on the date of confirmation of the facsimile transmission, as the case may be.

             13. Parties in Interest. This Stock Option Agreement shall inure to the benefit of and be binding upon the parties named herein and their respective successors and permitted assigns; provided, however, that such successor in interest or permitted assigns shall agree to be bound by the provisions of this Stock Option Agreement. Nothing in this Stock Option Agreement, express or implied, is intended to confer upon any person other than the Company or Parent, or their successors or assigns, any rights or remedies under or by reason of this Stock Option Agreement.

             14. Entire Agreement; Amendments. This Stock Option Agreement, together with the Merger Agreement and the other documents referred to therein, contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, oral or written, with respect to such transactions. This Stock Option Agreement may not be changed, amended or modified orally, but may be changed only by an agreement in writing signed by the party against whom any waiver, change, amendment, modification or discharge may be sought.

             15. Assignment. No party to this Stock Option Agreement may assign any of its rights or obligations under this Stock Option Agreement without the prior written consent of the other party hereto.

             16. Headings. The section headings herein are for convenience only and shall not affect the construction of this Stock Option Agreement.

             17. Counterparts. This Stock Option Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

             18. Governing Law. This Stock Option Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the choice of law principles thereof.

             19. Severability. If any term, provision, covenant or restriction of this Stock Option Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Stock Option Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.


            [THIS REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the Parent and the Company have caused this Stock Option Agreement to be duly executed and delivered on the day and year first above written.

                            TEXAS INSTRUMENTS INCORPORATED


                            By: /s/ M. Samuel Self
                               --------------------------------------------
                            Name:   M. Samuel Self
                            Title:  Senior Vice President and Controller

                            BURR-BROWN CORPORATION


                            By:  /s/ Syrus P. Madavi
                               --------------------------------------------
                            Name:      Syrus P. Madavi
                            Title:     Treasurer